KCI KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

10 September, 2004

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Release published by the Company on 8 September, 2004.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

O.b.O. Franciska Janzon
Investor Relations Manager

Liisa Siren
Communications Assistant

dlw 9/20

KCI KONECRANES PLC

STOCK EXCHANGE RELEASE 1 (2)
8 September, 2004 1.00 p.m.

KCI KONECRANES ACQUIRES SMV LIFTTRUCKS AB OF SWEDEN

KCI Konecranes has entered into an agreement to acquire SMV Lifttrucks AB of Markaryd, Sweden. SMV Lifttrucks has a strong position as a supplier of container handling equipment. The acquisition strengthens KCI Konecranes' leading position as a global supplier to ports and terminals.

SMV Lifttrucks Ab (SMV) was founded in 1947 and has developed a strong position in the field of container handling equipment. The product range consists of heavy-duty reach stackers and forklift trucks with lifting capacities of 10 to 60 tons. SMV's main markets are Europe, Asia, Australia, South America, Middle East and Africa. In 2003, SMV's net sales amounted to SEK 374 million. With a record high order intake, the year 2004 net sales are expected to be significantly higher. The company is presently owned through a holding company by the management and a private investor. The company employs 85 people.

SMV's extensive dealer network will strengthen KCI Konecranes market position in the ports. KCI Konecranes own sales network is mainly directed towards the manufacturing industry. Now, the Group's presence in ports will increase significantly.

The acquisition price will be a minimum of SEK 180 million and a maximum of SEK 220 million. The final price will be determined by 31 August 2005, and it will depend on SMV's business performance until then. The payment will consist of a cash portion of SEK 164,880,000, and a transfer of KCI Konecranes shares, presently held by KCI Konecranes, worth of SEK 15,120,000 and a possible cash bonus of a maximum SEK 40 million. KCI Konecranes will also assume SMV's net debt, at SEK 85 million.

The exact number of shares to be transferred depends on the trade weighted average closing price for KCI Konecranes share during 20 trading days prior to closing. The transferred shares will be subject to a 3-year transfer restriction so that one third can be sold after one year from closing, one third two years from closing, and the rest three years from closing.

The acquisition is earnings per share (EPS) accretive, adding approximately 5 cents to KCI Konecranes' EPS in 2005. The companies see good opportunities for further EPS enhancement through exploiting synergies.

The acquisition is subject to, among other things, regulatory approvals and it is expected to close by the end of the year.

``SMV's product portfolio is fully complementary with KCI Konecranes', and extends our total product range'', said Mikko Uhari, President, Special Cranes Business Area. ``The reach stacker and lift trucks constitute a natural addition to our existing container handling equipment range consisting of Ship-to-Shore Container Cranes, Rubber Tyred Gantry (RTG) Cranes, and Rail Mounted Gantry (RMG) Cranes. This enables us to position ourselves as a complete solution provider in

harbours, intermodal terminals and in the shipping industry. We will now cover the entire logistics chain.''

Reach stackers and forklift trucks are efficient and reliable container handling equipment for moving container cargo and other unit loads at ports and intermodal terminals. The machines are also used in forest products industries and in paper and steel mills. SMV's latest generations of reach stackers and heavy load forklifts feature high cargo handling productivity, advanced environmental protection, excellent maneuverability, ergonomic comfort, efficient maintenance, and low overall life-time costs.

SMV's production plant in Markaryd, in southwestern Sweden features the latest technology, lean manufacturing methods and employs highly skilled personnel. The operations of SMV will be incorporated into KCI Konecranes' Special Cranes Business Area.

KCI Konecranes. A world leading engineering group specializing in advanced overhead lifting solutions and maintenance services. Group activity is organized along three business areas: Maintenance Services (50% of Group Sales), Standard Lifting Equipment (26 %) and Special Cranes (24 %). In 2003, Group Sales totalled EUR 665 million with over 4300 employees in 34 countries all over the world.

For further information on SMV Lifttrucks AB, please also visit: http://www.smvlifttrucks.se

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Stig Gustavson, President & CEO, phone +358-400 411119
Teuvo Rintamäki, Chief Financial Officer, phone +358-20 427 2040

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